FOR IMMEDIATE RELEASE
November 16, 2000

POINT WEST VENTURES, L.P. ANNOUNCES
THIRD QUARTER FINANCINGS

                    SAN FRANCISCO, CA - (November 16, 2000) Point West Ventures, L.P., a majority owned affiliate of Point West Capital Corporation (NASDAQ: PWCC) today announced that it closed three new financings during the third quarter of 2000. The financings included Acteva, Inc., Home Director, Inc., and Icras, Inc.

                    Point West Ventures, L.P. purchased a $50,000 convertible note from Acteva, Inc., www.acteva.com, as a follow on investment. Acteva is a provider of event management services for corporations and event organizers. For single events or enterprise wide solutions, the company provides pre-event marketing and promotion services, online registration and payment collection, and post event evaluation and e-merchandise services. Acteva is a privately held company and is headquartered in San Francisco, CA.

                    Additionally, Point West Ventures purchased $500,000 of convertible preferred stock of Home Director, Inc., www.homedirector.com. Home Director is a provider of home networking and technology products for consumers. Its products support high-speed Internet connections, residential gateways, Web-enabled appliances and devices, and other Internet-based services. Home Director is based in Morrisville, NC.

                    Finally, Point West Ventures purchased $500,000 of convertible preferred stock of Icras, Inc., www.icras.com, a provider of end to end wireless solutions for the enterprise marketplace. Icras recently acquired ILT, Inc., a provider of mobile applications and services for the enterprise asset management market. These services will be offered under Icras Solutions, which include application software, mobile engineering and implementation, and support services. Icras is located in Sunnyvale, CA.

                    Based in San Francisco, Point West Ventures provides capital and expertise to promising information technology start-ups located throughout the United States. Its areas of focus include telecommunications, Internet infrastructure, and e-commerce. Point West Ventures provides capital mainly to mezzanine and later stage private growth companies. More information about Point West Ventures is available at www.pointwestventures.com.

(KEYWORD CALIFORNIA AND INDUSTRY KEYWORD: Venture Capital, Internet, E-commerce).

CONTACTS: POINT WEST VENTURES, SAN FRANCISCO.
Chris P. Rodskog, 415/394-9467

cpr@pointwestcapital.com